
December 6, 2022

Yishai Cohen
Chief Executive Officer
Landa App LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

> **Re: Landa App LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 15, 2022**
> **File No. 024-11953**

Dear Yishai Cohen:

     We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

Response Letter dated October 6, 2022

General

1. In your disclosure provided in response to comment 3, we note you do not quantify currently outstanding amounts of the Refinance Notes or the Acquisition Notes, although there is disclosure noting that "each prior offered series has paid down or otherwise discharged <u>all or a portion of the outstanding balance of its Acquisition Note.</u>" If material, please provide quantitative disclosure regarding the outstanding amounts under each of the Refinance and Acquisition Notes.

2.   We note your response to comment 4 indicating that the "free stock" is being paid for by the sponsor. Please provide a detailed description of the mechanics of the free stock program, including whether the sponsor purchases the securities to be issued and the timing and steps involved in distributing the securities. Also advise us how many shares have been issued and the value attributed to them. It appears the Forms 1-A do not address the free stock program. Please revise or advise us why you believe such disclosure is not material.

3.   We note your response to comment 5 and ask that you provide updated narrative disclosure for all of the prior 37 series offered, whether open or closed, including in an updated Master Series Table in Appendix A.

    You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Mark Schonberger